The information contained within this Announcement is deemed by TransGlobe Energy Corporation to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018 (“MAR”).

TRANSGLOBE ENERGY CORPORATION ANNOUNCES ITS

2021 RESERVES

AIM & TSX: “TGL” & NASDAQ: “TGA”

TRANSGLOBE ENERGY CORPORATION ANNOUNCES ITS 2021 YEAR END RESERVES

Calgary, Alberta, (March 7, 2022) - TransGlobe Energy Corporation (“TransGlobe” or “Company”) is pleased to announce the results of its independent reserves evaluation (“Reserves Evaluation”) for the year ended December 31, 2021 as prepared by GLJ Ltd. (“GLJ"). All dollar values are expressed in US dollars unless otherwise stated.

HIGHLIGHTS

•	Proved Developed Producing (“PDP”) gross reserves increased 30% to 19.9 MMboe from 15.3 MMboe at year end 2020.
•	Total proved ("1P") gross reserves increased ~23% to 28.0 MMboe (YE 2020: 22.8 MMboe) while total proved plus probable ("2P") gross reserves increased ~19% to 46.1 MMboe (YE 2020: 38.9 MMboe).
•	TransGlobe replaced 199% and 211% of 2021 production (4.7 MMboe) on a 1P and 2P gross reserves basis, respectively (excluding economic factors).
•	Net present value of future net revenues increased to $423 MM (2P reserves discounted at 10%, forecast pricing, after tax), 114% higher than year end 2020 ($198 MM).
•

Canadian net present value of future net revenues (2P reserves discounted at 10%, forecast pricing, after tax) increased to $134 MM, 58% higher compared to 2020 primarily due to increased reserves at South Harmattan and an increase in forecast commodity pricing.

•

Egyptian net present value of future net revenues (2P reserves discounted at 10%, forecast pricing, after tax) increased to $289 MM, 155% higher compared to 2020, principally due to the increased net entitlement share resulting from the Merged Concession Agreement as well as an increased Brent oil price forecast from year end 2020.

EGYPT

In Egypt, the Parliamentary ratification and President's signature into law in December 2021 of the agreement to merge, amend and extend the Company’s three existing Eastern Desert concessions (West Gharib, West Bakr and North West Gharib) (the "Merged Concession Agreement") resulted in increases to both reserves volumes and values.

2P drilling additions of 2.4 MMbbls (1P: 1.4 MMbbls) resulted from successful drilling in the K and H field, while improved production performance and the term extension realized from the Merged Concession Agreement resulted in positive 2P technical revisions of 3.2 MMbbls (1P: 6.8 MMbbls). Egypt represents 65% and 58% of TransGlobe’s reserves on a 1P and 2P basis, respectively.

CANADA

In Canada, continued success in the South Harmattan area has led to significant increases in both reserves volumes and values, providing the Company with a large inventory of high value development locations.

2P drilling additions of 5.7 MMboes (1P: 1.3 MMbbls) resulted from the 3 well drilling program in South Harmattan and associated undeveloped location bookings. To date TransGlobe has drilled 5 wells (5 net) in the South Harmattan area. Canada represents 35% and 42% of TransGlobe’s reserves on a 1P and 2P basis, respectively

Randy Neely, President & Chief Executive Officer of TransGlobe:

“We are thrilled with the updated year-end 2021 reserves.  This puts a resounding stamp of justification on the years of hard work to both complete the Eastern Desert PSC consolidation and establish a second core operating area in Canada.  Although improved commodity prices contributed to the increase in reserves and value, the quantum of the reserves increase is chiefly due to both the amended commercial terms in Egypt and the strong technical and operating work done in both Egypt and Canada.  Our team has done a tremendous job over the past four plus years.

With this chapter behind us, the next step will be to establish an appropriate balance between maintaining/ growing our business, while providing a meaningful return to our shareholders.  We are particularly grateful to our strong core shareholder base who have weathered the long journey to re-establish ourselves as a strong participant in the marketplace, and we intend to address our distribution policy in the coming weeks.”

RESERVES DETAIL

TransGlobe’s 2021 Reserves Evaluation by GLJ uses the price forecast of the three consultants’ average (GLJ, McDaniel & Associates Consultants Ltd. and Sproule Associates Ltd.), dated January 1, 2022.

In Egypt the reserves include the effects of the Merged Concession Agreement in the Eastern Desert. The Reserves Evaluation includes 100% of TransGlobe’s oil and gas properties and was prepared in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook (“COGEH”). Reserves shown below are Company gross reserves and are defined as the working interest share of reserves prior to the deduction of interests owned by others (burdens).

SUMMARY OF OIL AND GAS RESERVES

Company Total

	Light & Medium Oil	Heavy Oil	Conventional Natural Gas	Natural Gas Liquids	Total BOE
Reserves Category	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
Proved
Producing	3,029	12,596	12,270	2,222	19,891
Developed Non-Producing	409	2,560	569	22	3,086
Undeveloped	2,317	866	5,652	926	5,051
Total Proved	5,756	16,021	18,490	3,170	28,029
Total Probable	4,626	7,193	18,251	3,166	18,027
Total Proved Plus Probable	10,382	23,215	36,741	6,336	46,056

Egypt

	Light & Medium Oil	Heavy Oil	Conventional Natural Gas	Natural Gas Liquids	Total BOE

Reserves Category	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
Proved
Producing	1,513	12,596	0	0	14,109
Developed Non-Producing	336	2,560	0	0	2,896
Undeveloped	350	866	0	0	1,216
Total Proved	2,200	16,021	0	0	18,221
Total Probable	1,256	7,193	0	0	8,449
Total Proved Plus Probable	3,455	23,215	0	0	26,670

Canada

	Light & Medium Oil	Heavy Oil	Conventional Natural Gas	Natural Gas Liquids	Total BOE
Reserves Category	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
Proved
Producing	1,516	0	12,270	2,222	5,782
Developed Non-Producing	73	0	569	22	190
Undeveloped	1,967	0	5,652	926	3,835
Total Proved	3,556	0	18,490	3,170	9,807
Total Probable	3,371	0	18,251	3,166	9,578
Total Proved Plus Probable	6,927	0	36,741	6,336	19,386

SUMMARY OF NET PRESENT VALUES

Company Total

	Net Present Values of Future Net Revenue
	After Income Taxes Discounted At (%/year)
	0%	5%	10%	15%	20%
Reserves Category	(M$)	(M$)	(M$)	(M$)	(M$)
Proved
Producing	340,844	291,949	257,801	232,481	212,864
Developed Non-Producing	34,099	29,963	26,547	23,710	21,339
Undeveloped	82,769	48,559	30,237	19,624	13,088
Total Proved	457,712	370,471	314,585	275,816	247,291
Total Probable	258,401	156,921	108,297	80,993	63,877
Total Proved Plus Probable	716,113	527,392	422,882	356,809	311,168

Egypt

	Net Present Values of Future Net Revenue
	After Income Taxes Discounted At (%/year)
	0%	5%	10%	15%	20%
Reserves Category	(M$)	(M$)	(M$)	(M$)	(M$)
Proved
Producing	242,741	215,126	194,160	177,685	164,385
Developed Non-Producing	30,423	26,961	24,055	21,609	19,540
Undeveloped	11,766	10,131	8,706	7,504	6,499

Total Proved	284,930	252,218	226,921	206,798	190,424
Total Probable	101,696	77,995	62,186	51,149	43,140
Total Proved Plus Probable	386,626	330,212	289,107	257,948	233,564

Canada

	Net Present Values of Future Net Revenue
	After Income Taxes Discounted At (%/year)
	0%	5%	10%	15%	20%
Reserves Category	(M$)	(M$)	(M$)	(M$)	(M$)
Proved
Producing	98,102	76,823	63,642	54,796	48,479
Developed Non-Producing	3,677	3,003	2,492	2,101	1,799
Undeveloped	71,003	38,428	21,531	12,120	6,589
Total Proved	172,782	118,254	87,664	69,017	56,867
Total Probable	156,705	78,926	46,111	29,844	20,736
Total Proved Plus Probable	329,487	197,180	133,776	98,861	77,604

RECONCILIATION OF CHANGES IN RESERVES

Company Total

	Total Proved
	Light and Medium Crude	Heavy Crude	Conventional Natural Gas	Natural Gas Liquids	Total BOE
	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
December 31, 2020	4,766	12,284	16,471	2,995	22,790
Discoveries	0	0	0	0	0
Extensions and Improved Recovery	683	1,359	1,916	358	2,720
Technical Revisions	905	5,607	1,056	-49	6,639
Acquisitions	0	0	0	0	0
Dispositions	0	0	0	0	0
Economic Factors	59	249	759	138	573
Production	-658	-3,478	-1,712	-272	-4,693
December 31, 2021	5,756	16,021	18,490	3,170	28,029

Egypt

	Total Proved
	Light and Medium Crude	Heavy Crude	Conventional Natural Gas	Natural Gas Liquids	Total BOE
	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
December 31, 2020	1,362	12,284	0	0	13,646
Discoveries	0	0	0	0	0
Extensions and Improved Recovery	3	1,359	0	0	1,363
Technical Revisions	1,188	5,607	0	0	6,795

Acquisitions	0	0	0	0	0
Dispositions	0	0	0	0	0
Economic Factors	30	249	0	0	278
Production	-383	-3,478	0	0	-3,861
December 31, 2021	2,200	16,021	0	0	18,221

Canada

	Total Proved
	Light and Medium Crude	Heavy Crude	Conventional Natural Gas	Natural Gas Liquids	Total BOE
	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
December 31, 2020	3,404	0	16,471	2,995	9,144
Discoveries	0	0	0	0	0
Extensions and Improved Recovery	679	0	1,916	358	1,357
Technical Revisions	-282	0	1,056	-49	-156
Acquisitions	0	0	0	0	0
Dispositions	0	0	0	0	0
Economic Factors	30	0	759	138	294
Production	-275	0	-1,712	-272	-832
December 31, 2021	3,556	0	18,490	3,170	9,807

Company Total

	Total Proved Plus Probable
	Light and Medium Crude	Heavy Crude	Conventional Natural Gas	Natural Gas Liquids	Total BOE
	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
December 31, 2020	8,641	21,347	25,476	4,632	38,866
Discoveries	0	0	0	0	0
Extensions and Improved Recovery	1,873	2,339	10,884	2,035	8,061
Technical Revisions	427	2,338	-1,288	-674	1,877
Acquisitions	0	0	0	0	0
Dispositions	0	0	0	0	0
Economic Factors	98	668	3,381	615	1,945
Production	-658	-3,478	-1,712	-272	-4,693
December 31, 2021	10,382	23,215	36,741	6,336	46,056

Egypt

	Total Proved Plus Probable
	Light and Medium Crude	Heavy Crude	Conventional Natural Gas	Natural Gas Liquids	Total BOE
	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
December 31, 2020	2,850	21,347	0	0	24,197

Discoveries	0	0	0	0	0
Extensions and Improved Recovery	50	2,339	0	0	2,389
Technical Revisions	888	2,338	0	0	3,226
Acquisitions	0	0	0	0	0
Dispositions	0	0	0	0	0
Economic Factors	50	668	0	0	718
Production	-383	-3,478	0	0	-3,861
December 31, 2021	3,455	23,215	0	0	26,670

Canada

	Total Proved Plus Probable
	Light and Medium Crude	Heavy Crude	Conventional Natural Gas	Natural Gas Liquids	Total BOE
	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)
December 31, 2020	5,791	0	25,476	4,632	14,669
Discoveries	0	0	0	0	0
Extensions and Improved Recovery	1,823	0	10,884	2,035	5,672
Technical Revisions	-461	0	-1,288	-674	-1,350
Acquisitions	0	0	0	0	0
Dispositions	0	0	0	0	0
Economic Factors	48	0	3,381	615	1,227
Production	-275	0	-1,712	-272	-832
December 31, 2021	6,927	0	36,741	6,336	19,386

FORECAST PRICES AND COSTS

Presented below are the first five years of the three consultants’ average price forecast used by GLJ in the Reserves Evaluation. The full forecast can be found on GLJ’s website at gljpc.com

			Crude Oil			Natural Gas
		Exchange	WTI	Brent	MSW
	Inflation	Rate	Cushing	North Sea	Edmonton	AECO
Year	(%)	(USD/CAD)	(USD/bbl)	(USD/bbl)	(CAD/bbl)	(CAD/MMBtu)
2022	0.0	0.7967	72.83	75.33	86.82	3.56
2023	2.3	0.7967	68.78	71.46	80.73	3.20
2024	2.0	0.7967	66.76	69.62	78.01	3.05
2025	2.0	0.7967	68.09	71.01	79.57	3.10
2026	2.0	0.7967	69.45	72.44	81.16	3.17

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Toby Gibbs John More	+44(0) 20 7408 4090

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", “strengthened”, “confidence”, "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's estimated reserves; the Company's estimated net present value of future net revenues; the Company's plans to establish an appropriate balance between maintaining / growing its business while providing a meaningful return to its shareholders; that the Company will re-establish itself as a strong participant in the marketplace; that the Company will address its distribution policy and the anticipated timing thereof; and other matters. In addition, forward-looking statements contained in this document include, statements relating to "reserves", which are by their nature forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the Company’s estimated 2022 capital spending and production will be as anticipated and allocated in the manner described herein; that TransGlobe will have sufficient financial resources in the future to provide meaningful returns to its shareholders; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; the Company will successfully drill less than the number of wells that it anticipates; the Company does not revisit its distribution policy and/or does not provide a meaningful return to its shareholders; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The Company's future shareholder distributions, including but not limited to dividend payments, if any, and the level thereof is uncertain. Any decision to implement a distribution policy or pay dividends will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance that shareholder returns will be provided in the future.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This news release contains a number of oil and gas metrics, including reserves replacement, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate TransGlobe's operating results; however, such measures are not reliable indicators of the future performance of TransGlobe and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management of TransGlobe uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare TransGlobe's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes. Reserves replacement is calculated by taking the change in reserves year over year before production and dividing by production.

References herein to the Company's 2020 reserves are based on GLJ's reserves evaluation dated February 9, 2021 with an effective date of December 31, 2020, prepared in accordance with the COGEH and GLJ's forecast pricing effective January 1, 2021.

All evaluations of future net revenues are stated prior to any provision for interest costs or general and administrative costs, and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The discounted and undiscounted net present value of future net revenues attributable to the reserves disclosed herein do not represent the fair market value of such reserves. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation. The recovery and reserve estimates of the reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered.

The following abbreviations and defined terms used in this press release have the meanings set forth below:

Bblbarrel

Mbblthousand barrels

Bopdbarrels of oil per day

Bpdbarrels per day

Boebarrel of oil equivalent

Mboethousand barrels of oil equivalent

MBopdthousand barrels of oil per day

Boepdbarrels of oil equivalent per day

MBoepdthousand barrels of oil equivalent per day

MCFthousand cubic feet

MMcfmillion cubic feet

WI working interest

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions which are generally accepted as being reasonable and shall be disclosed.

“Proved Developed Producing Reserves" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"Proved Developed Non-Producing Reserves" are those reserves that either have not been on production or have previously been on production but are shut-in and the date of resumption of production is unknown.

"Proved Undeveloped Reserves" are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Light crude oil is crude oil with a relative density greater than 31.1 degrees API gravity, medium crude oil is crude oil with a relative density greater than 22.3 degrees API gravity and less than or equal to 31.1 degrees API gravity, and heavy crude oil is crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity.